# KetoNatural Pet Foods

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10000 Bank Accounts | |
| 10100 BUSINESS CHECKING (4870) | 6,593.19 |
| **Total 10000 Bank Accounts** | **6,593.19** |
| **Total Bank Accounts** | **$6,593.19** |
| Accounts Receivable | |
| 11000 Accounts Receivable | |
| 11100 Accounts Receivable (A/R) | 10,591.41 |
| **Total 11000 Accounts Receivable** | **10,591.41** |
| **Total Accounts Receivable** | **$10,591.41** |
| Other Current Assets | |
| 13000 Other Current Assets | |
| 13200 US Brands Shipping Trust Deposit | 2,020.48 |
| 13300 Amazon Carried Balances | 4,661.30 |
| 13400 Amazon Reserved Balances | 0.00 |
| **Total 13000 Other Current Assets** | **6,681.78** |
| 14000 Inventory Asset | |
| 14100 Inventory | 76,452.89 |
| **Total 14000 Inventory Asset** | **76,452.89** |
| **Total Other Current Assets** | **$83,134.67** |
| **Total Current Assets** | **$100,319.27** |
| Fixed Assets | |
| 15000 Fixed Assets | |
| 15100 Dodge Ram Promaster 2018 | 22,275.60 |
| 15200 Accumulated Depreciation | -2,227.56 |
| **Total 15000 Fixed Assets** | **20,048.04** |
| **Total Fixed Assets** | **$20,048.04** |
| **TOTAL ASSETS** | **$120,367.31** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 20000 Accounts Payable | 0.00 |
| 20100 CJ Foods A/P | 49,035.41 |
| 20200 Shipping and Fulfillment Payable | 0.00 |
| **Total 20000 Accounts Payable** | **49,035.41** |
| **Total Accounts Payable** | **$49,035.41** |
| Credit Cards | |

|  | TOTAL |
|---|---|
| 13100 WF Secured Card $5k Limit | -1,344.90 |
| **Total Credit Cards** | **$ -1,344.90** |
| Other Current Liabilities | |
| 21200 Amazon Sales Tax Collected | 0.00 |
| 22000 Deferred Compensation Liability | 24,305.54 |
| **Total Other Current Liabilities** | **$24,305.54** |
| **Total Current Liabilities** | **$71,996.05** |
| Long-Term Liabilities | |
| 24000 Notes Payable | |
| 24100 Dodge Ram Promaster Loan | 20,419.60 |
| 24200 Notes Payable -- Utah Microenterprise Loan Fund | 43,771.84 |
| **Total 24000 Notes Payable** | **64,191.44** |
| **Total Long-Term Liabilities** | **$64,191.44** |
| **Total Liabilities** | **$136,187.49** |
| Equity | |
| 30000 Equity | |
| 30200 Owner's Investment | 356,286.95 |
| **Total 30000 Equity** | **356,286.95** |
| 30100 Opening Balance Equity | 0.00 |
| 34000 Retained Earnings | -105,532.78 |
| Net Income | -266,574.35 |
| **Total Equity** | **$ -15,820.18** |
| **TOTAL LIABILITIES AND EQUITY** | **$120,367.31** |